BEIJING BRUSSELS CENTURY CITY HONG KONG LONDON NEWPORT BEACH NEW YORK	400 South Hope Street Los Angeles, California 90071-2899 TELEPHONE (213) 430-6000 FACSIMILE (213) 430-6407 www.omm.com	SAN FRANCISCO SEOUL SHANGHAI SILICON VALLEY SINGAPORE TOKYO WASHINGTON, D.C

July 8, 2016

VIA EDGAR AND FEDERAL EXPRESS

W. John Cash

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-3628

Re:	Air Lease Corporation
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 25, 2016
File No. 1-35121

Dear Mr. Cash:

On behalf of Air Lease Corporation, a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) set forth in your letter dated June 7, 2016 (the “Comment Letter”), regarding the above referenced Form 10-K (the “Form 10-K”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment.

Division of Corporation Finance Securities and Exchange Commission July 8, 2016

Form 10-K

Business

Aircraft Acquisition Strategy, page 7

1.            We note your disclosure that you look to supplement your order pipeline with opportunistic purchases of aircraft in the secondary market. Please address the following:

▪                 Tell us and disclose the amount of used aircraft you acquired during each period presented.

▪                 Tell us whether any aircraft you acquired in the secondary market were on-lease at the time of acquisition and, if so, tell us and disclose the number of such aircraft.

▪                 To the extent you acquire used aircraft with leases in-place, tell us and disclose your accounting policy for acquired maintenance rights assets/liabilities, both at the date of acquisition and post-acquisition.

Response:

The Company acquires aircraft through three acquisition channels, which include (i) directly from Original Equipment Manufacturers (OEMs), (ii) from an airline through a sale-and-leaseback transaction, and (iii) from other owners of aircraft. Aircraft acquired through the first two channels are not subject to an existing lease and represent a vast majority of all of the Company’s aircraft purchases.  Aircraft acquired from other owners of aircraft are typically subject to an existing lease. The table below summarizes the amount and quantity of used aircraft purchased during the periods presented. The table also identifies the amount and quantity of used aircraft purchased that were subject to an existing lease.

	($ amounts in 000’s)
	2015	2014	2013
Purchase amount of used aircraft acquired	$178,036	$-	$209,214
Number of used aircraft acquired	8	-	6
Purchase amount of used aircraft acquired subject to an existing lease	$-	$-	$151,826
Number of used aircraft acquired subject to an existing lease	-	-	3
Purchase amount of new aircraft	$2,827,745	$2,240,037	$1,481,508
Number of new aircraft acquired	43	36	34
Total aircraft purchases	$3,005,781	$2,240,037	$1,690,722
Net book value of flight equipment subject to operating lease	$10,813,475	$8,953,804	$7,613,135
Number of aircraft in fleet	240	213	193

Division of Corporation Finance Securities and Exchange Commission July 8, 2016

When the Company has purchased an aircraft with an in-place lease, the Company has not had an accounting policy that addresses acquired maintenance rights assets/liabilities. The Company understands that a maintenance right asset represents the fair value of the contractual right under the related lease agreement to receive an aircraft in an improved condition as compared to its condition as of the date of acquisition. A maintenance right liability represents a future obligation of the Company to make a payment to the lessee for the improved aircraft condition as of the date of acquisition as compared to the contractual right under the related lease agreement as of the date of acquisition. The Company has evaluated the impact of recording maintenance rights assets/liabilities on its portfolio of aircraft subject to operating lease.  At December 31, 2015, had the Company separately recognized maintenance right assets/liabilities, the Company believes the maintenance right asset would have been immaterial (less than 1% of consolidated assets).  In addition, the Company believes the cumulative pre-tax adjustment to depreciation expense through December 31, 2015 would have been immaterial (less than 0.5% of the Company’s 2015 income before taxes). Furthermore, the Company anticipates that the cumulative pre-tax adjustment would remain immaterial for the foreseeable future.

In the Company’s 10-K for the year ending December 31, 2016, the Company will (i) separately disclose the amount and number of used aircraft purchased along with the amount and number of used aircraft purchased with existing leases, and (ii) adopt an accounting policy addressing maintenance rights assets/liabilities. This will allow the Company sufficient time to modify its accounting systems and control environment to properly track and account for maintenance rights assets/liabilities. Due to the relative insignificance of the related balances, the Company will separately disclose in the footnotes to the financial statements, (i) the net maintenance right asset included as a component of flight equipment on the balance sheet, and (ii) the amortization of the net maintenance right asset included in depreciation expense on the income statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2015, page 49

2.            We note here and elsewhere in your exchange act filings, you present Non-GAAP financial measures that you identify as “Adjusted net income”, “Adjusted diluted earnings per share”, and “Adjusted net margin” that add-back income tax expense in their determinations. Please explain to us why you add-back income tax expense in your calculations of these Non-GAAP financial measures, including what information you are trying to convey to investors and why you believe these measures are useful.

Response:

As noted in the Company’s disclosure in its Form 10-K and other filings, the Company believes “Adjusted net income,” “Adjusted diluted earnings per share,” and “Adjusted margin” (collectively, the “Non-GAAP Measures”) provide alternative measures in evaluating the operating performance of the Company’s ongoing operations. Specifically, the Company adds back provision for income taxes in its calculation of the Non-GAAP Measures because the Company believes it provides a more meaningful analysis to investors of operating, market and industry trends by excluding the full impact of income tax expenses, which expense can change from period-to-period for reasons irrespective of operating, market or industry trends.  Also, management uses the Non-GAAP Measures in its review of the Company’s financial performance and believes these measures are helpful for the same reasons, i.e. because removing the impact of income tax expenses allows management to better evaluate the operating performance of the Company and trends in the Company’s performance without the sometimes inconsistent timing of income tax expense relative to operating results.

Division of Corporation Finance Securities and Exchange Commission July 8, 2016

Further, the Company believes it is common for companies to present non-GAAP financial measures that add back income tax expense as performance measures, such as EBITDA and Adjusted EBITDA, for similar reasons that the Company adds back income tax expense to calculate its Non-GAAP Measures. The Company’s formulation of adjusted net income is substantially similar to the commonly accepted formulation of EBITDA, except the Company does not add back interest expense and depreciation of aircraft because it believes these expense items can reflect trends in the Company’s ongoing operating performance unique to an aircraft leasing company with significant debt obligations. As such, the Company believes that adding back income tax expense to calculate its Non-GAAP Measures provides investors with a meaningful view of the Company’s performance from ongoing operations.

Critical Accounting Policies

Lease Revenue, page 88

We note your accounting policy disclosure regarding the recognition of maintenance reserves revenue, whereby you recognize revenue when you determine that a “Qualifying Event” will occur outside the non-cancellable lease term. Please tell us how your accounting policy for maintenance reserves revenue recognition contemplates and addresses extensions to existing lease agreements with aircraft lessees.

Response:

The Company accounts for a change in the minimum non-cancellable lease term determined at the lease inception of a lease, as a new lease under ASC Topic 840. Lease extension options are typically not included in the originally determined minimum non-cancellable lease term, as it is not reasonably assured that the lessee will exercise the extension option. Accordingly, consideration provided to a lessee in connection with the origination of a new lease is accounted for as a lease incentive.  As a matter of policy, the Company capitalizes and amortizes lease incentives over the minimum non-cancellable term of a new lease.

In the scenario whereby a lease that contains maintenance reserve provisions is extended, the Company conducts an analysis to determine if any maintenance reserve payments have previously been recorded as maintenance revenue under the initial lease. The Company then considers the new lease term to determine if the Company is able to maintain its assertion of virtual certainty surrounding the ultimate reimbursement of the maintenance reserves collected under the initial lease, which have been recorded as revenue. Any maintenance reserves that no longer meet the virtual certainty criteria as a function of the new lease term are deemed to be consideration provided by the lessor to the lessee, and are accounted for as lease incentives, which are then capitalized and amortized over the new minimum non-cancellable lease term.

Division of Corporation Finance Securities and Exchange Commission July 8, 2016

During the period from 2013 through 2015, the Company recorded lease incentives on three leases amounting to $2.9 million relating to maintenance reserve balances on extended leases. The Company is currently amortizing this balance over the new minimum lease term.

Attached as Exhibit A to this letter is a letter from the Company that contains certain acknowledgements by the Company in connection with this letter.

We request the Staff contact the undersigned at (213) 430-6100 or jpmotley@omm.com with any questions or comments regarding this letter.

Sincerely,

/s/ John-Paul Motley

John-Paul Motley
of O’Melveny & Myers LLP

cc:	Gregory B. Willis, Air Lease Corporation
Carol C. Forsyte, Air Lease Corporation

Exhibit A

Air Lease Corporation
2000 Avenue of the Stars, Suite 1000N
Los Angeles, CA 90067

June 8, 2016

VIA EDGAR AND FEDERAL EXPRESS

W. John Cash

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-3628

Re:	Air Lease Corporation
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 25, 2016
File No. 1-35121

Dear Mr. Cash:

This letter is submitted by Air Lease Corporation, a Delaware corporation (the “Company”), in connection with the letter submitted today on behalf of the Company in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter delivered on June 7, 2016, regarding the above referenced Form 10-K. In connection therewith, the Company hereby acknowledges that:

▪                 the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪                 Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪                 the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 310-553-0555 or gwillis@airleasecorp.com with any questions or comments.

Sincerely,

/s/ Gregory B. Willis

Gregory B. Willis
Chief Financial Officer
Air Lease Corporation